As filed with the Securities and Exchange Commission on February 5, 2007

                                              Securities Act File No. 333-133875
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM N-14
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                -----------------

                           Pre-Effective Amendment No.
                         Post-Effective Amendment No. 1

                                -----------------

                       BLACKROCK MUNICIPAL BOND FUND, INC.
               (Exact name of Registrant as Specified in Charter)

                                -----------------

                                 (609) 282-2800
                        (Area Code and Telephone Number)

                                -----------------

                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536

                    (Address of Principal Executive Offices:
                     Number, Street, City, State, Zip Code)

                                -----------------

                               Robert C. Doll, Jr.
                       BlackRock Municipal Bond Fund, Inc.
              800 Scudders Mill Road, Plainsboro, New Jersey 08536
        Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011

                     (Name and Address of Agent for Service)

                                   copies to:

      Frank P. Bruno, Esq.                  Sarah E. Cogan, Esq.                     Richard T. Prins, Esq.
        Sidley Austin LLP             Simpson Thacher & Bartlett LLP        Skadden, Arps, Slate, Meagher & Flom LLP
       787 Seventh Avenue                  425 Lexington Avenue                          4 Times Square
  New York, New York 10019-6018          New York, New York 10017                New York, New York 10036-6522

                                -----------------

      No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940.

      This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-133875) (the "N-14 Registration Statement") consists of the following:

      (1)   Facing Sheet of this Registration Statement

      (2)   Part C of this Registration Statement (including signature page).

      Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus filed on June 16, 2006 contained in Pre-Effective Amendment No. 1 to the Fund's N-14 Registration Statement.

      This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of BlackRock UltraShort Municipal Portfolio, a portfolio of BlackRock FundsSM, into BlackRock Short-Term Municipal Fund (formerly known as Short Term Portfolio), a series of BlackRock Municipal Bond Fund, Inc. (formerly known as Merrill Lynch Municipal Bond Fund, Inc.).

                                     PART C
                                OTHER INFORMATION

Item 15. Indemnification

      Reference is made to Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement.

      Insofar as the conditional advancing of indemnification moneys for actions based on the Investment Company Act of 1940, as amended (the "Investment Company Act"), may be concerned, Article VI of the Registrant's By-Laws provides that such payments will be made only on the following conditions: (i) advances may be made only on receipt of a written affirmation of such person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any such advance if it is ultimately determined that the standard of conduct has not been met; and (ii) (a) such promise must be secured by a security for the undertaking in form and amount acceptable to the Registrant, (b) the Registrant is insured against losses arising by receipt of the advance, or (c) a majority of a quorum of the Registrant's disinterested non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that at the time the advance is proposed to be made, there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

      In Section 9 of each Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify FAM Distributors, Inc. or BlackRock Distributors, Inc., as applicable, and each person, if any, who controls FAM Distributors, Inc. or BlackRock Distributors, Inc. within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits


Exhibit
Number         Description
-------        -----------
   1(a)  --    Articles of Incorporation, dated September 30, 1976.(a)
    (b)  --    Articles of Amendment, dated October 4, 1976.(a)
    (c)  --    Articles of Amendment changing the name of the Registrant, dated April 22, 1977.(a)
    (d)  --    Articles of Amendment increasing the number of shares of
               authorized capital stock, dated September 21, 1979.(a)
    (e)  --    Articles of Amendment increasing the number of shares of
               authorized capital stock, dated June 11, 1984.(a)
    (f)  --    Articles of Amendment increasing the number of shares of
               authorized capital stock, dated January 28, 1987.(a)
    (g)  --    Articles of Amendment increasing the number of shares of
               authorized capital stock, dated March 2, 1987.(a)
    (h)  --    Articles of Amendment reclassifying shares of common stock, dated September 30, 1988.(a)
    (i)  --    Articles Supplementary to the Articles of Incorporation
               increasing the number of shares of authorized capital stock, dated May 21, 1990.(a)
    (j)  --    Articles Supplementary to the Articles of Incorporation
               reclassifying shares of common stock, dated June 21, 1991.(a)
    (k)  --    Articles Supplementary to the Articles of Incorporation
               increasing the number of shares of authorized capital stock, dated October 18, 1994.(a)
    (l)  --    Articles of Amendment, dated October 21, 1994.(a)
    (m)  --    Articles of Amendment to Articles Supplementary renaming
               issued and outstanding shares of capital stock, dated October
               4, 2001.(b)
    (n)  --    Articles of Amendment redesignating Class A Common Stock into
               Class I Common Stock and Class D Common Stock into Class A
               Common Stock, dated March 21, 2003.(b)
    (o)  --    Articles of Amendment to Articles Supplementary designating
               Class A Common Stock, Class B Common Stock, Class C Common
               Stock and Class I Common Stock of Short-Term Portfolio
               (formerly Limited Maturity Portfolio).(j)
    (p)  --    Articles Supplementary to Articles of Incorporation increasing the authorized capital stock and reclassifying shares of
               authorized capital stock, dated March 10, 2006.(c)
    (q)  --    Articles of Amendment to Articles Supplementary increasing the authorized capital stock and reclassifying shares of
               authorized common stock, dated July 7, 2006.(k)
    (r)  --    Form of Articles of Amendment changing name to BlackRock
               Municipal Bond Fund, Inc.(j)
    (s)  --    Form of Articles of Amendment Reclassifying Shares of
               Authorized Capital Stock.(j)
    (t)  --    Form of Articles Supplementary to Articles of Incorporation
               Increasing the Authorized Capital Stock of the Corporation.(j)
   2     --    Amended and Restated By-Laws, dated April 14, 2003.(a)
   3     --    None.
   4     --    Form of Agreement and Plan of Reorganization by and between the Registrant, on behalf of Short-Term Portfolio, and
               BlackRock Funds, on behalf of BlackRock UltraShort Municipal
               Portfolio (the "BlackRock Fund"), a series of BlackRock
               Funds.(l)
   5     --    Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation, as amended and supplemented, and By-Laws of the Registrant.(i)
   6(a)  --    Form of Investment Management Agreement between Registrant and
               BlackRock Advisors, LLC (the "Investment Adviser"), with
               respect to the BlackRock Municipal Insured Fund, the BlackRock
               National Municipal Fund and the BlackRock Short-Term Municipal
               Fund.(j)
    (b)  --    Form of Investment Management Agreement between Registrant and the Investment Adviser with respect to the BlackRock High
               Yield Municipal Fund.(j)
    (c)  --    Form of Sub-Investment Advisory Agreement between the
               Investment Adviser and BlackRock Investment Management, LLC,
               with respect to the BlackRock Municipal Insured Fund, the
               BlackRock National Municipal Fund and the BlackRock Short-Term
               Municipal Fund.(j)
    (d)  --    Form of Sub-Investment Advisory Agreement between the
               Investment Adviser and BlackRock Investment Management, LLC,
               with respect to the BlackRock High Yield Municipal Fund.(j)
   7(a)  --    Form of Unified Distribution Agreement between Registrant and
               FAM Distributors, Inc.(d)

    (b)  --    Form of Unified Distribution Agreement between the Registrant and BlackRock Distributors, Inc.(f)
   8     --    None.
   9     --    Form of Custodian Agreement between Registrant and The Bank of
               New York, dated October 26, 2001.(e)
  10(a)  --    Form of Unified Investor A Distribution Plan.(d)
    (b)  --    Form of Unified Investor A1 Distribution Plan.(d)
    (c)  --    Form of Unified Investor B Distribution Plan.(d)
    (d)  --    Form of Unified Investor C Distribution Plan.(d)
    (e)  --    Form of Unified Investor C1 Distribution Plan.(d)
    (f)  --    Form of Unified Service Shares Distribution Plan.(f)
    (g)  --    Select Pricing System Plan pursuant to Rule 18f-3.(f)
  11     --    Opinion of Sidley Austin LLP, counsel to the Registrant.(l)
  12     --    Tax opinion of Sidley Austin LLP, counsel to the Registrant.
  13(a)  --    Form of Unified Transfer Agency, Dividend Disbursing Agency
               and Shareholder Servicing Agency Agreement between the
               Registrant and PFPC, Inc.(d)
    (b)  --    Form of Credit Agreement among the Registrant, a syndicate of banks and certain other parties.(g)
    (c)  --    Form of Administrative Services Agreement between the
               Registrant and State Street Bank and Trust Company.(h)
  14(a)  --    Consent of Deloitte & Touche LLP, independent registered
               public accounting firm for the Registrant.(l)
    (b)  --    Consent of Deloitte & Touche LLP, independent registered
               public accounting firm for the BlackRock Fund.(l)
  15     --    None.
  16     --    Power of Attorney.(n)
  17(a)  --    Prospectus and Statement of Additional Information of the
               Registrant, each dated October 25, 2005.(m)
    (b)  --    Prospectus for Investor Shares, Prospectus for Institutional
               Shares, Prospectus for Service Shares, Prospectus for
               BlackRock Shares and Statement of Additional Information of
               the BlackRock Fund, each dated January 31, 2006.(m)
    (c)  --    Annual Report to Shareholders of the Registrant for the year ended June 30, 2005.(m)
    (d)  --    Semi-Annual Report to Shareholders of the Registrant for the
               six months ended December 31, 2005.(m)
    (e)  --    Annual Report to Shareholders of the BlackRock Fund for the
               year ended September 30, 2005.(m)
    (f)  --    Form of Proxy Card.(l)

----------

(a) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 30 to the Registrant's Registration Statement on Form N-1A (File No. 2-57354) (the "Registration Statement") filed on October 4, 2004.
(b) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 29 to the Registration Statement filed on October 14, 2003.
(c) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 32 to the Registration Statement filed on March 15, 2006.
(d) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on September 15, 2006.
(e) Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A of The Asset Program, Inc. (File No. 33-53887), filed on March 21, 2002.
(f) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on July 21, 2006.
(g) Incorporated by reference to Exhibit 8(b)(7) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Fundamental Growth Fund, Inc. (File No. 33-47875), filed on December 21, 2006.
(h) Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775), filed on March 20, 2001.
(i) Reference is made to Article III (Sections 3, 4 and 5), Article V, Article VI (Sections 2, 3, 4 and 5), Article VII, Article VIII and Article X of the Registrant's Articles of Incorporation, as amended and supplemented, filed as Exhibit 1 to this Registration Statement; and Article II, Article III (Sections 1, 2, 3, 5, 6 and 17), Article VI, Article VII, Article XII,
      Article XIII and Article XV of the Registrant's Amended and Restated By-Laws filed as Exhibit 2 to this Registration Statement.
(j) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 37 to the Registration Statement filed on September 29, 2006.
(k) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 35 to the Registration Statement filed on July 11, 2006.
(l) Previously filed as an Exhibit to Pre-Effective Amendment No. 1 to the N-14 Registration Statement filed on June 16, 2006.
(m) Filed on May 8, 2006 as an Exhibit to the Registration Statement on Form N-14 (File No. 133875).
(n) Included on the signature page of the initial filing on May 8, 2006 of this Registration Statement on Form N-14 and incorporated by reference herein.


Item 17. Undertakings

      (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

      (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

      (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 5th day of February, 2007.

                                   BLACKROCK MUNICIPAL BOND FUND, INC.
                                     (Registrant)

                                   By:  /s/ Donald C. Burke
                                      -----------------------------------------
                                         (Donald C. Burke, Vice President and
                                                       Treasurer)


      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  Signature                              Title                            Date
      --------------------------------       -----------------------------         ------------------


           Robert C. Doll, Jr.*                   President (Principal
   ------------------------------------           Executive Officer) and
           (Robert C. Doll, Jr.)                         Director

             Donald C. Burke*                 Vice President and Treasurer
    ----------------------------------            (Principal Financial and
             (Donald C. Burke)                      Accounting Officer)

             Ronald W. Forbes*                          Director
    ----------------------------------
            (Ronald W. Forbes)

          Cynthia A. Montgomery*                        Director
      ------------------------------
          (Cynthia A. Montgomery)

             Jean Margo Reid*                           Director
    ----------------------------------
             (Jean Margo Reid)

             Roscoe S. Suddarth*                        Director
    ----------------------------------
           (Roscoe S. Suddarth)

            Richard R. West*                            Director
   ------------------------------------
             (Richard R. West)


*By:         /s/ Donald C. Burke                                                      February 5, 2007
        ------------------------------
       (Donald C. Burke, Attorney-in-Fact)

                        SCHEDULE OF EXHIBITS TO FORM N-14
Exhibit
Number      Description
------      -----------
 12         Tax opinion of Sidley Austin LLP, counsel to the Registrant.


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